W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

May 24, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Chanda DeLong
Attorney-Advisor, Division of Corporate Finance

Re:	US 1 Industries, Inc.
Amendment No. 1 to Schedule 13E-3 filed by US 1 Industries Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson, and Michael E. Kibler
File No. 005-32549
Filed April 18, 2011

Amended Preliminary Proxy Statement on Schedule 14A
File No. 001-08129
Filed April 18, 2011

Dear Ms. DeLong:

On behalf of our client, US 1 Industries, Inc. (the “Company,” “we,” “us” or “our” ), we have set forth herein the Company’s responses to the comments contained in the comment letter, dated April 29, 2011 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to Amendment No. 1 to Schedule 13E-3 filed by the Company on April 18, 2011 (File No. 005-32549) (the “Schedule 13E-3”) and the Amended Preliminary Proxy Statement on Schedule 14A filed by the Company on April 18, 2011 (the “Proxy Statement”).

The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that contain these revisions and various updates to the information set forth in the Proxy Statement and Schedule 13E-3.  To facilitate the Staff’s review, we have also provided, on a supplemental basis as enclosures to this letter, blacklined copies of the amendments to the Schedule 13E-3 and Proxy Statement, each marked to show the changes effected by the Amended Proxy Statement and the Amended Schedule 13E-3 in response to comments of the Staff. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter and the page references in this letter correspond to the pages in the Amended Proxy Statement and Amended Schedule 13E-3, as applicable.

ATLANTA    CHICAGO   HONG KONG   LONDON    NEW YORK    NEWARK    NORFOLK  ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Securities and Exchange Commission
May 24, 2011

We respond to the specific comments of the Staff as follows:

Schedule 13E-3

Comment No. 1:

Please file each exhibit separately rather than attaching them at the end of the Schedule. In addition, please revise the exhibit index to further describe the exhibits. For example, include the dates they were provided to the parties or to the financial advisor.

Response:

The Company has filed each exhibit separately and further described the exhibits to reflect the Staff’s comment.

Schedule 14A

General

Comment No. 2:

Please file the next amendment with the correct EDGAR tag of “PRER14A.”

Response:

The Company has filed the Amendment Proxy Statement with the correct EDGAR tag to reflect the Staff’s comment.

The Special Committee, page 5

Comment No. 3:

Please tell us whether Messrs. Scissors and Williams receive or have received consulting fees from the issuer. If applicable, please disclose any consulting fees from the issuer. If applicable, please disclose any consulting relationships.

Response:

The Company has revised the disclosure on pages 5 and 22 to reflect the Staff’s comment.

Securities and Exchange Commission
May 24, 2011

Fairness of the Merger, page 6

Comment No. 4:

We note your response to our prior comment seven and your updated disclosure. Please revise to define “Shareholders” upon first use, as we are still unclear as to the scope of that term. Please also clarify the third bullet point of this section to state, if true, that the fairness opinion did not address whether the transaction was fair, from a financial point of view, to the unaffiliated shareholders.

Response:

The Company has provided language in the letter to the Company’s shareholders, the first page, page 6 and throughout the Amended Proxy Statement, where applicable, to reflect the Staff’s comment.

Position of the Acquiror Filing Persons as to the Fairness, page 6

Comment No. 5:

We note your response to our prior comment six and your revised disclosure. Please revise to clarify that unaffiliated shareholders are those who are unaffiliated with the issuer, rather than those who are unaffiliated with the Rollover Shareholders.

Response:

The Company has revised page 6 to reflect the Staff’s comment.

Special Factors, page 13

Background, page 13

Comment No. 6:

We note your response to our prior comment 12 and reissue in part. Please revise to summarize all non-public financial and other information that Cambridge Partners reviewed in connection with its analysis of the company, including AIFE, and file these materials as exhibits or provide them supplementally to us. We note, specifically, the following: the “financial information regarding AIFE” referenced on page 13, the AIFE financial statements, the “needed information” regarding AIFE provided by Mr. Antonson referenced on page 14, the third party opinions, the actuarial report, the A.M. Best reports, the preliminary liquidation analysis of the company, and all information provided by Cambridge Partners regarding its analysis of the company, referenced at the top of page 15. In addition, on page B-1 of the Cambridge Partners opinion, there is reference to the Patriot Logistics opinion agreement, a liquidation analysis, a valuation report of ARL, a DCF Model for ARL, a valuation report of Carolina National, and a valuation report of U.S. 1 Logistics.

Securities and Exchange Commission
May 24, 2011

Response:

The Company has revised the disclosure on page 11 to reflect the Staff’s comment. In addition, the referenced documents are not readily subject to filing, as several are merely copies that are not in searchable format. We have therefore provided them to you supplementally.

Comment No. 7:

We note your response to our prior comment 14. Please provide data to support your statement that the “market for the Company’s Common Stock” over the last 15 years “has been less than the book value.” We also note that although the trucking industry faced a decline due to the recent economic downturn, it appears that there have been some increases in trucking orders for 2011 which may affect the trucking industry overall. We also note your disclosure on page 14 that trade activity for your stock has been “on the upswing” since the end of 2008. Please advise as to whether the company considered these trends in its determination that it is unlikely the market for the company’s stock will be robust.

Response:

The Company has deleted the comparison to book value. While the comparison was accurate throughout most of the periods, there were a few periods when it was not accurate, and explaining the differences does not provide any disclosure value to stockholders. Instead, this paragraph has been revised to reflect trading data since January 1, 2006, that is readily available. See, http://finance.yahoo.com/q/hp?s=USOO.OB&a=10&b=4&c=1995&d=04&e=22&f=2011&g=m&z=66&y=0. With respect to the overall industry trend, the Company is not in a position to predict the trend or provide stockholders guidance in that regard. The Company suspects, in fact, that stockholders probably are equally familiar with overall trends in the transportation industry as well as the general economy. With respect to your particular question, the Company did not factor into its consideration any recent market trends.

Comment No. 8:

We note your response to our prior comment 15 and your updated disclosure. Please revise to provide the basis for Mr. Kibler and Mr. Antonson’s belief that the price of the common stock was “artificially high” due to their “below market compensation” and “uncompensated financial support” and therefore was not “sustainable.” Please reconcile with the statement that the market for your stock has been less than the book value, as you state elsewhere.

Securities and Exchange Commission
May 24, 2011

Response:

            The Company has expanded the disclosure on page 11 to summarize Messrs. Kibler’s and Antonson’s average compensation over the past three years (roughly $100,000 per year for each, all in) and to compare it to another non-asset trucking firm with which many stockholders will be familiar. While the Company would prefer not to include a comparison, it viewed the Staff’s comment as necessitating some comparison to some external reference point. It had been the Company’s belief that compensation of $100,000 per year obviously was below market – it is, for instance, $50,000 per year below what starting associates earn in Washington, D.C., before benefits are included – but the Company believes that it is important to conclude the SEC review process and therefore is providing this comparison. Please note that the Company does not have any compensation studies or internal resources that would enable a broader comparison. Please note that elsewhere the Company already discloses that it is the intent of Messrs. Kibler and Antonson to request increases in their compensation in the event that this transaction is not consummated. They have not, however, at this point identified the amount that they will request or the procedure that they will follow in determining what is the appropriate amount.

Comment No. 9:

Refer to the first paragraph on page 14. Please explain what you mean when you say that the communications regarding the capitalization of AIFE were conducted “on an informal basis” and advise as to why details, dates, and the parties to these discussions do not need to be disclosed.

Response:

The Company has revised the disclosure on page 11 to reflect the Staff’s comment. The Staff is further supplementally advised that the communications were generally by means of telephone conversations, through which information was gathered about AIFE, its background, its prior regulatory issues, capitalization issues, limitations on distributions, insurance regulatory procedures, insurance industry practices, the reciprocal insurance industry, the types of insurance provided by AIFE, the terms of the AIFE membership agreement and a variety of other matters. All of these discussions occurred over a relatively short period of time and were information gathering as opposed to analytical discussions.

Comment No. 10:

Please disclose the “range of possible fair values” that Cambridge Partners gave at the December 7, 2010 conference call.

Response:

The Company has revised the disclosure on page 11 to reflect the Staff’s comment.

Comment No. 11:

We note your response to our prior comment 18. Refer to the first full paragraph on page 14. Please disclose the results of the AIFE analysis. Please also define “IBNR reserves” and disclose who determined that these reserves appeared “reasonable” and that the AIFE balance sheet was “adequately capitalized.” Please also disclose how the A.M. Best reports were used in conducting a valuation analysis and why these reports were considered relevant even though they were dated July, 2009.

Securities and Exchange Commission
May 24, 2011

Response:

The Company has revised the disclosure beginning on page 11 to reflect the Staff’s comment.

Comment No. 12:

Please quantify the book value, liquidation value and prior transaction prices referred to on page 14.

Response:

The Company has revised the disclosure on page 11 to reflect the Staff’s comment.

Comment No. 13:

In addition, please disclose the internal transactions that generally “approximated” average quoted market prices as of the date of the fairness opinion.

Response:

The Company has revised the disclosure on page 11 to reflect the Staff’s comment.

Comment No. 14:

Please revise to identify the parcel of real estate referred to on page 15.

Response:

The Company has provided additional disclosure on page 11 to reflect the Staff’s comment.

Purposes and Structure of the Merger, page 17

The Company, page 17

Comment No. 15:

We note your response to our prior comment 14. We also note that according to disclosure on page 13 one of the primary purposes of conducting the going-transaction private transaction is to increase liquidity for the shareholders, including the Rollover Shareholders. Please revise to disclose why the Acquiror Filing Persons did not consider any alternative to the going-private transaction that would serve this purpose. For example, please address whether any attempts were made to shop the company to a third-party or whether ways to achieve liquidity and also allow the shareholders to maintain ownership of the shares were contemplated, such as, for example, a reverse stock split or to increase analyst notice by growing through mergers.

Securities and Exchange Commission
May 24, 2011

Response:

The Company has provided additional disclosure on page 11 to reflect the Staff’s comment.

Comment No. 16:

We note your response to our prior comment 22 and your revised disclosure. Please also state the reason for rejecting the reverse stock split alternative.

Response:

The Company has provided additional disclosure on page 11 to reflect the Staff’s comment.

Acquiror Filing Persons, page 17

Comment No. 17:

We note that the Rollover Shareholders received an offer to purchase their shares for $1.39 per share. Please disclose why the Rollover Shareholders rejected this offer.

Response:

The Company has provided additional disclosure on page 13 to reflect the Staff’s comment.

Fairness Opinion of Cambridge Partners, page 19

Comment No. 18:

We note your response to our prior comment 27 and reissue. Your revised disclosure does not sufficiently address each element highlighted in our prior comment. For each valuation approach, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. Please include comparable information for the issuer if the financial advisor considered this information. Provide this additional information in tabular format. In addition, please revise to discuss any multiples or discount rates that were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the determination that the consideration is fair to unaffiliated shareholders. Provide similar disclosure for the valuation of the company’s interest in AIFE, including all data used, the conclusions reached regarding the valuation of the company’s interest, and how this interest was factored into the determination that $1.43 was a fair price.

Securities and Exchange Commission
May 24, 2011

Response:

The Company has revised the disclosure beginning on page 18 to reflect the Staff’s comment.

Comment No. 19:

As a follow up to the above comment, please revise the update disclosure on page 24 to disclose the “average market price to EBITDA,” the “discount (premium) factors specific to the Company,” the “[i]ndications of value for both the trailing 12 months and the five- year weighted average,” the “value indication using the market approach transaction method,” the specific reasons you determined that a 10% adjustment was appropriate, as opposed to other percentages, and the amount of the “net downward adjustment” and the “Company specific factors.” Please also disclose the results from the application of both methods and the reason that “specific discounts of 10%” were applied to the market transaction indicated value of AIFE.

Response:

The Company has provided additional disclosure on page 18 to reflect the Staff’s comment.

Comment No. 20:

We note your response to our prior comment 28 and reissue. Please name and describe each of the comparable companies or transactions considered by the financial advisor and describe why any company or transaction was excluded from the relevant analysis.

Response:

The Company has provided additional disclosure beginning on page 18 to reflect the Staff’s comment.

Comment No. 21:

It appears that the new material added to the second full paragraph on page 22 appears out of place. Please relocate it or advise.

Response:

The Company has removed the above-referenced language on page 17 to reflect the Staff’s comments.

Comment No. 22:

In the next amendment, please include a table with the revenue and net income projections discussed in the last paragraph on page 24.

Securities and Exchange Commission
May 24, 2011

Response:

The Company has provided additional disclosure to reflect the Staff’s comment.

Comment No. 23:

We note your response to our prior comment 26. Please revise to describe the compensation arrangement and quantify the compensation received or to be received by the financial advisor. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

The previously filed Proxy Statement contained the requested information on page 15. The requested information appears on page 15 of the Amended Proxy Statement.

Financing of the Merger, page 23

Comment No. 24:

Please revise to update the status of the request to increase the Line of Credit.

Response:

The Company supplementally advises the Staff that there is currently no update to the status of the request to increase the Line of Credit.

Material U.S. Federal Income Tax Consequences, page 30

Comment No. 25:

We note your response to our prior comment 32. Please revise to describe the tax effect on each filing person. In this regard, it appears that the transaction is tax-free to Messrs. Kibler and Antonson.

Response:

The Company has revised the disclosure at page 24 to reflect the Staff’s comment.

Securities Ownership, page 58

Comment No. 26:

We note your response to our prior comment 33. Please revise the beneficial ownership totals for each of Messrs. Antonson and Kibler to reflect the amounts owned by August Investments Partnership. If the shares are already reflected in the totals, then revise the table to indicate that footnote (8) applies to each of them.

Securities and Exchange Commission
May 24, 2011

Response:

The Company has revised page 50 to reflect the Staff’s comment. The Company notes that footnote (3) provides that the totals for each of Messrs. Antonson and Kibler include shares owned by August Investment Partnership (AIP).

Where You Can Find More Information, page 59

Response No. 27:

We note your response to our prior comment 34. With each amendment, please file the annual report that will accompany the proxy statement. Please also revise the Annex list in the Table of Contents to include the annual report.

Response:

The Company has included the Annual Report on Form 10-K of the Company as Annex F to reflect the Staff’s comment.

*           *           *           *           *

Securities and Exchange Commission
May 24, 2011

We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.

W. Brinkley Dickerson, Jr.